FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT SEPTEMBER 30, 2008 & 2007

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO SEPTEMBER 30, 2008 & 2007

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM JULY 01 TO SEPTEMBER 30, 2008

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO SEPTEMBER 30, 2008 & 2007

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2008 & 2007

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	118,155,777	100	0	100

s02	CURRENT ASSETS	30,105,690	25	0	0
s03	CASH AND SHORT-TERM INVESTMENTS	6,599,059	6	0	0
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	15,793,245	13	0	0
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	5,094,736	4	0	0
s06	INVENTORIES	422,312	0	0	0
s07	OTHER CURRENT ASSETS	2,196,338	2	0	0
s08	LONG - TERM	5,760,382	5	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	5,758,768	5	0	0
s11	OTHER INVESTMENTS	1,614	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	51,268,693	43	0	0
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	140,862,328	119	0	0
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	94,586,449	80	0	0
s17	CONSTRUCTIONS IN PROGRESS	4,992,814	4	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	21,245,731	18	0	0
s19	OTHER ASSETS	9,775,281	8	0	0

s20	TOTAL LIABILITIES	38,429,086	100	0	100

s21	CURRENT LIABILITIES	26,080,694	68	0	0
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	2,972,465	8	0	0
s24	STOCK MARKET LOANS	1,929,052	5	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	558,168	1	0	0
s26	OTHER CURRENT LIABILITIES	20,621,009	54	0	0
s27	LONG - TERM LIABILITIES	10,001,463	26	0	0
s28	BANK LOANS	10,001,463	26	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	2,346,929	6	0	0

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	79,726,691	100	0	100

s34	MINORITY INTEREST	2,487,394	3	0	0
s35	MAJORITY INTEREST	77,239,297	97	0	0
s36	CONTRIBUTED CAPITAL	52,865,358	66	0	0
s79	CAPITAL STOCK (NOMINAL)	17,577,203	22	0	0
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	35,288,155	44	0	0
s41	CAPITAL INCREASE (DECREASE)	24,373,939	31	0	0
s42	RETAINED EARNINGS AND CAPITAL RESERVE	12,797,654	16	0	0
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	11,576,285	15	-	-
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	6,599,059	100	0	100
s46	CASH	847,537	13	0	0
s47	SHORT-TERM INVESTMENTS	5,751,522	87	0	0

s07	OTHER CURRENT ASSETS	2,196,338	100	0	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,196,338	100	0	0

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	21,245,731	100	0	100
s48	AMORTIZED OR REDEEMED EXPENSES	3,859,494	18	0	0
s49	GOODWILL	15,878,941	75	0	0
s51	OTHERS	1,507,296	7	0	0

s19	OTHER ASSETS	9,775,281	100	0	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	4,976,059	51	0	0
s104	BENEFITS FOR EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	4,799,222	49	0	0

s21	CURRENT LIABILITIES	26,080,694	100	0	100
s52	FOREIGN CURRENCY LIABILITIES	22,892,716	88	0	0
s53	MEXICAN PESOS LIABILITIES	3,187,978	12	0	0

s26	OTHER CURRENT LIABITIES	20,621,009	100	0	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	1,088,267	5	0	0
s89	INTEREST LIABILITIES	282,875	1	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	17,963,695	87	0	0
s105	BENEFITS FOR EMPLOYEES	1,286,172	6	0	0

s27	LONG-TERM LIABILITIES	10,001,463	100	0	100
s59	FOREIGN CURRENCY LIABILITIES	10,001,463	100	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0

s31	DEFERRED LIABILITIES	0	100	0	0
s65	GOODWILL	0	0	0	0
s67	OTHERS	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	2,346,929	100	0	100
s66	DEFERRED TAXES	41,260	2	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,305,669	98	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	17,577,203	100	0	100
s37	CAPITAL STOCK (NOMINAL)	151,792	1	0	0
s38	RESTATEMENT OF CAPITAL STOCK	17,425,411	99	0	0

s42	RETAINED EARNINGS AND CAPITAL RESERVES	12,797,654	100	0	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	8,514,426	67	0	0
s45	NET INCOME FOR THE YEAR	4,283,228	33	0	0

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	11,576,285	100	-	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	11,576,285	100	-	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-	0	-	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	4,024,996	0
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	24,575	0
s76	WORKERS (*)	3,585	0
s77	OUTSTANDING SHARES (*)	18,550,939,060	0
s78	REPURCHASE OF OWN SHARER(*)	394,367,100	0
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO SEPTEMBER 30, 2008 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	56,532,895	100	0	100
r02	COST OF SALES AND SERVICES	35,478,301	63	0	0
r03	GROSS INCOME	21,054,594	37	0	0
r04	OPERATING EXPENSES	14,130,939	25	0	0
r05	OPERATING INCOME	6,923,655	12	0	0
r08	OTHER EXPENSES AND INCOMES (NET)	(123,967)	(0)	0	0
r06	COMPREHENSIVE FINANCING COST	(738,404)	(1)	0	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	437,483	1	0	0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	6,498,767	11	0	0
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,103,856	4	0	0
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	4,394,911	8	0	0
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	4,394,911	8	0	0
r19	NET INCOME OF MINORITY INTEREST	111,683	0	0	0
r20	NET INCOME OF MAYORITY INTEREST	4,283,228	8	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	56,532,895	100	0	100
r21	DOMESTIC	5,650,357	10	0	0
r22	FOREIGN	50,882,538	90	0	0
r23	TRANSLATION INTO DOLLARS (***)	4,714,882	8	0	0

r08	OTHER EXPENSES AND INCOMES (NET)	(123,967)	100	0	100
r49	OTHER EXPENSES AND INCOMES (NET)	(66,495)	54	0	0
r34	EMPLOYEE PROFIT SHARING	20,826	(17)	0	0
r35	DEFERRED EMPLOYEE PROFIT SHARING	36,646	(30)	0	0

r06	COMPREHENSIVE FINANCING COST	(738,404)	100	0	100
r24	INTEREST EXPENSE	947,161	(128)	0	0
r42	LOSS (GAIN) ON RESTATEMENT OF UDI' S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	1,066,837	(144)	0	0
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(858,080)	116	0	0
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,103,856	100	0	100
r32	INCOME TAX	717,750	34	0	0
r33	DEFERRED INCOME TAX	1,386,106	66	0	0

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	56,532,895	0
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	73,954,180	0
r39	OPERATING INCOME (**)	9,175,259	0
r40	NET INCOME OF MAJORITY INTEREST (**)	5,385,021	0
r41	NET INCOME (**)	5,745,266	0
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	5,370,114	0

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM JULY 01 TO SEPTEMBER 30, 2008-

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	19,573,060	100	0	100
rt02	COST OF SALES AND SERVICES	11,988,124	61	0	0
rt03	GROSS INCOME	7,584,936	39	0	0
rt04	OPERATING EXPENSES	4,859,782	25	0	0
rt05	OPERATING INCOME	2,725,154	14	0	0
rt08	OTHER EXPENSES AND INCOMES (NET)	(56,947)	(0)	0	0
rt06	COMPREHENSIVE FINANCING COST	(901,669)	(5)	0	0
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	24,031	0	0	0
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	1,790,569	9	0	0
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	623,937	3	0	0
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	1,166,632	6	0	0
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	1,166,632	6	0	0
rt19	NET INCOME OF MINORITY INTEREST	9,818	0	0	0
rt20	NET INCOME OF MAYORITY INTEREST	1,156,814	6	0	0

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	19,573,060	100	0	100
rt21	DOMESTIC	1,813,590	9	0
rt22	FOREIGN	17,759,470	91	0
rt23	TRANSLATION INTO DOLLARS (***)	1,645,630	8	0

rt08	OTHER REVENUES AND (EXPENSES), NET	(56,947)	100	0	100
rt49	OTHER REVENUES AND (EXPENSES), NET	(44,864)	79	0
rt34	EMPLOYEE PROFIT SHARING	17,064	(30)	0
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(4,981)	9	0

rt06	COMPREHENSIVE FINANCING COST	(901,669)	100	0	100
rt24	INTEREST EXPENSE	320,481	(36)	0
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI' S	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0
rt26	INTEREST INCOME	299,075	(33)	0
rt46	OTHER FINANCIAL PRODUCTS	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(880,263)	98	0
rt28	RESULT FROM MONETARY POSITION	0	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	623,937	100	0	100
rt32	INCOME TAX	234,425	38	0
rt33	DEFERRED INCOME TAX	389,512	62	0

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	1,699,081	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO SEPTEMBER 30, 2008 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	Amount	Amount
NET INCOME	0	0
(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
CASH FLOW FROM NET INCOME FOR THE YEAR	0	0
CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	0	0
RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	0	0
RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0	0
NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	0
CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	0	0
CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	0
c41	+(-) OTHER ITEMS	0	0
			0
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	0	0
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	0	0
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	0

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c23	+ BANK FNANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	0	0
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	0
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$0.29		$0.00
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$0.29		$0.00
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$4.16		$0.00
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.08		$0.00
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	1.70	times	0.00	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	24.41	times	0.00	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD
p01	NET INCOME TO OPERATING REVENUES	7.77		0.00%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	7.21		0.00%
p03	NET INCOME TO TOTAL ASSETS ( **)	4.86		0.00%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	21.76		0.00%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	-		0.00%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.63	times	0.00	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.44	times	0.00	times
p08	INVENTORIES ROTATION (**)	109.70	times	0.00	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	66.00	days	0.00	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	8.76		0.00%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	32.52		0.00%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.48	times	0.00	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	85.60		0.00%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	19.51		0.00%
p15	OPERATING INCOME TO INTEREST PAID	7.31	times	0.00	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.92	times	0.00	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.15	times	0.00	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.14	times	0.00	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.78	times	0.00	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	25.30		0.00%
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOST) BEFORE INCOME TAXES	6,498,767	0
e02	+(-) ITEMS NOT REQUIRING CASH	2,150,246	0
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	6,203,121	0
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	947,161	0
e05	CASH FLOWS BEFORE INCOME TAX	15,799,295	0
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(5,831,224)	0
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	9,968,071	0
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(14,930,444)	0
e09	FINANCING ACTIVITIES	(4,962,373)	0

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(5,706,369)	0
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(10,668,742)	0
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	17,267,801	0
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	6,599,059	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	2,150,246	0
e15	+ESTIMATES FOR THE PERIOD	2,024,664	0
e16	+PROVISIONS FOR THE PERIOD	187,120	0
e17	+(-) OTHER UNREALIZED ITEMS	(61,538)	0

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	6,203,121	0
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	6,640,604	0
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(437,483)	0
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	947,161	0
e25	+ACCRUED INTERESTS	947,161	0
e26	+(-) OTHER ITEMS	0	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(5,831,224)	0
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,111,246)	0
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	(415,547)	0
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	634,422	0
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	938,852	0
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(2,900,381)	0
e32	+(-) INCOME TAXES PAID OR RETURNED	(2,977,324)	0

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(14,930,444)	0
e33	- PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(14,113,240)	0
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(817,204)	0
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	0	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	0	0

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(5,706,369)	0
e45	+ BANK FINANCING	850,639	0
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	259,145	0
e48	(-) BANK FINANCING AMORTIZATION	(1,879,343)	0
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	(52,542)	0
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(3,227)	0
e52	(-) DIVIDENDS PAID	(1,532,825)	0
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(606,628)	0
e56	+ REPURCHASE OF SHARES	(2,741,588)	0
e57	+(-) OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM r47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

---

Highlights

Consolidated relevant figures

  At the end of September 2008, 14.1 million Revenue Generating Units (RGUs) were offered in the countries where we have operations, 12.5% more than at the end of June 2008 and 64.7% higher than a year ago.

  Our operations in Brazil grew 63.8% compared with the third quarter of 2007, from 6.8 million to 11.1 million RGUs. In Colombia, RGUs totaled 2.4 million at September 30, 2008, compared with 1.5 million a year earlier, an increase of 52.5%.

  Peru and Ecuador in June and July, respectively, launched Triple Play services, offering video through the Hybrid Fiber Coaxial network (HFC).

  Third-quarter 2008 total consolidated revenues were 19.6 billion pesos, 25.7% higher in nominal terms and 14.4% higher in constant pesos as of December 2007, compared with the same period of the previous year. Based on applicable accounting principles of each country, revenue growth was 14.7% in Brazil, 85.4% in Colombia, 26.9% in Argentina, 46.8% in Chile, and 27.6% in Peru.

  Third-quarter consolidated EBITDA (1) totaled 4.842 billion pesos, 12.5% higher in nominal terms and 1.7% higher in constant pesos as of December 2007, compared with the same period of the prior year.

  In the nine months, majority net income totaled 4.283 billion pesos, 9.0% lower in nominal terms and 20.1% lower in constant pesos as of December 2007 compared with the same period of the previous year.

  At the end of September consolidated debt was 1.381 billion dollars, of which 89.9% is in dollars. To minimize risk related to currency fluctuation, at the end of September we had hedges covering the equivalent of 873 million dollars, which equals to 70.3% of the debt in dollars. Net debt (3) totaled the equivalent of 769 million dollars.

(1) EBITDA: Defined as operating income plus depreciation and amortization. Go to www.telmexinternacioanl.com in the Investor Relations section, where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities

Prior to the incorporation of Telmex Internacional, its operations were conducted through subsidiaries of TELMEX. The financial information for 2007 is expressed in constant pesos as of December 2007, on a combined basis prepared from TELMEX's historical accounting records, and includes the historical operations of the entities transferred to Telmex Internacional. The financial information for 2008 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Telmex Internacional Results

Revenues: In the third quarter consolidated revenues totaled 19.573 billion pesos, an increase of 14.4% compared with the same period of 2007. This result reflected increases of 39.7% in local service revenues, 24.1% in revenues from the Internet access business, 7.3% in domestic long distance revenues and 241.5% in cable TV revenues. International long distance revenues decreased 12.6%.

Costs and expenses: During the third quarter, costs and expenses totaled 16.849 billion pesos, an increase of 17.6% compared with the same period of 2007. This increase was due to interconnection costs, mainly in Brazil, to higher operating costs related to the increase in the number of customers in Brazil, Colombia and Argentina, as well as for higher corporate expenses.

EBITDA (1) and operating income: In the third quarter EBITDA (1) totaled 4.842 billion pesos, an increase of 1.7% compared with the same period of 2007. The EBITDA margin was 24.7%. Operating income totaled 2.724 billion pesos, producing a margin of 13.9%.

Comprehensive financing cost: In the third quarter, comprehensive financing cost produced a cost of 901 million pesos. This resulted from i) an interest gain of 21 million pesos ii) a net exchange loss of 880 million pesos mainly due to the depreciation of the Brazilian reais from 1.5919 to 1.9143 reais per dollar in the July-September period, partially offset by the equivalent of 873 million dollars in reais-dollar hedges carried out by Embratel (weighted average exchange rate: 1.9458 reais per dollar). On the other hand, a gain of 52 million pesos was recognized in 2007, according to accounting principles, which was not present in the 2008 results.

Majority net income: In the nine months, majority net income totaled 4.283 billion pesos, 9.0% lower in nominal terms and 20.1% lower in constant pesos as of December 2007, compared with the same period of the previous year. In the quarter, majority net income was 1.156 billion pesos generating earnings per share of 6 Mexican cents, a decrease of 33.3% compared with the same period of 2007, and earnings per ADR were 12 US cents, a decrease of 29.4% compared with the same period of the previous year.

Investments: For the nine months, investments totaled 1.353 billion dollars, of which 57.8% were invested in our operations in Brazil, 17.5% in Colombia and 24.7% in the rest of the countries.

Repurchase of own shares: In the third quarter, the company used 2.742 billion pesos to repurchase 394 million 367 thousand of its own shares.

Debt: At the end of September consolidated debt was 1.381 billion dollars, of which 89.9% is in dollars. To minimize risk related to currency fluctuation, at the end of September we had hedges covering the equivalent of 873 million dollars, which equals to 70.3% of the debt in dollars.

Net debt (3) totaled the equivalent of 769 million dollars.

The following financial information is presented in the local currency of each country, according to that country's generally accepted accounting principles, before eliminating inter-company operations among companies of Telmex Internacional.

Brazil

The third-quarter results confirmed the progress made by our operations in Brazil in evolving toward an integrated telecommunications company. Local and data revenues represented 42% of total revenues. This change reflects our commercial strategies that have been in effect for the last 12 months, which produced increases of 61.2% and 39.6% in local service access and line equivalents, respectively, in the third quarter.

Additionally, at the end of September 2008, Net Fone (triple play), offered though Net Serviços, served 1 million 532 thousand customers. This service represents an important growth opportunity, since Net Serviços network currently passes approximately 9.5 million homes and more than 73.6% of its network is bi-directional. Net currently serves close to 2.9 million pay TV users and 2.1 million broadband Internet users.

Revenues: In the third quarter, revenues totaled 2.504 billion reais, 14.7% higher than the same quarter of the previous year. Higher revenues were mainly due to increases of 34.3% in local service revenues, 14.6% in the data business and 13.2% in domestic long distance. International long distance revenues decreased 10.1%.

Local: In the third quarter, local revenues reached 447 million reais, 34.3% higher than the same period of 2007 due to the 61.2% growth in the number of customers.

Domestic long distance: Domestic long distance revenues totaled 1.166 billion reais, 13.2% higher than the third quarter of 2007 due to the 16.2% increase in traffic volume. Major contributors to the higher traffic were corporate customers and mobile telephones. The growth in traffic was partially offset by a 2.6% reduction in average income per minute.

International long distance: In the third quarter, international long distance revenues totaled 115 million reais, 10.1% lower than the same period of 2007, due to the 12.8% reduction in traffic.

Corporate networks and Internet: In the third quarter, revenues from data and Internet access services totaled 618 million reais, 14.6% higher than the third quarter of 2007.

Costs and expenses: Costs and expenses were 2.135 billion reais in the quarter, an increase of 12.8% from the 2007 period, due to higher interconnection costs and higher maintenance costs related to the increase of local services.

Cost of sales and services: In the quarter, costs of sales and services totaled 302 million reais, an increase of 4.4% compared with the same period of 2007, due to higher maintenance costs related to the increase in local services.

Commercial, administrative and general: During the quarter, commercial, administrative and general expenses totaled 510 million reais, 11.7% higher than the same period of 2007 due to the increase in services from third parties and higher personnel expenses.

Transport and interconnection: In the third quarter, transport and interconnection costs increased 20.9% to 1.041 billion reais, mainly due to the increase in mobile termination traffic.

Depreciation and amortization: In the quarter, depreciation and amortization totaled 282 million reais, a decrease of 1.3% compared with the third quarter of 2007.

EBITDA (1) and operating income: EBITDA (1) totaled 651 million reais in the third quarter, an increase of 13.1% compared with last year's third quarter, producing a margin of 26.0%. Operating income totaled 316 million reais in the quarter, producing a margin of 12.6%.

Colombia

Colombia's network currently passes 4.4 million homes and 40.6% of its network is bi-directional. Additionally, at the end of September we had 2.4 million access RGUs in the market in Colombia, an increase of 52.5% during the last 12 months.

In 2008, commercial initiatives for the voice and data businesses have been focused on growing the data business in the corporate and small and medium-sized business market segments, reflecting growth of line equivalents in corporate networks of 44% and Internet of 220% compared with September of 2007.

In the third quarter, revenues totaled 236.5 billion Colombian pesos, 85.4% higher than the same period of 2007. Higher revenues were mainly due to growth in operations with several corporate customers and to additional revenues from the video and Internet businesses generated by the cable TV companies.

Total costs and expenses increased 77.2 % compared with last year's third quarter, totaling 240 billion Colombian pesos, mainly due to the incorporation of the cable companies, which accounted for 90.1 billion Colombian pesos, and to higher personnel expenses to serve the small and medium-sized business market segment. In the quarter there was an operating loss of 3.5 billion Colombian pesos compared with an operating loss of 7.8 billion Colombian pesos in the year-ago third quarter, mainly due to higher depreciation charges related to the modernization and expansion of the cable TV companies' network. In the third quarter, EBITDA (1) totaled 29.3 billion Colombian pesos with a margin of 12.4%.

Chile

Revenues from the operations in Chile reached 29.8 billion Chilean pesos, 46.8% more than the third quarter of 2007 due to the incorporation of revenues from Pay TV services, which totaled 9.7 billion Chilean pesos, and to the increase in the corporate networks and Internet access businesses of 17.6%, while local services revenues increased 19.3%. Long distance revenues decreased 19.3%, reflecting a declining market due to migration to mobile services and traffic through the Internet.

In the third quarter, total costs and expenses were 33.3 billion Chilean pesos, an increase of 55.3% compared with the same period of the previous year. Cost of sales and services increased 43.2% mainly due to higher network maintenance costs related to customer service and maintenance of the installed network. Commercial, administrative and general expenses increased 57.3% due to higher advertising expenses and commissions related to the sale of satellite TV services. In the quarter, there was an operating loss of 3.5 billion Chilean pesos compared with an operating loss of 1.1 billion Chilean pesos in the same period of the previous year. EBITDA (1) totaled 2.9 billion Chilean pesos, producing a margin of 9.9%.

Peru

In the third quarter, revenues totaled 84.1 million New Soles, 27.6% higher than the same period of the previous year due to the 49.0% increase in revenues from the data business, which represents 42.7% of total revenues. In the quarter, voice business revenues increased 13.8% compared with the same period of 2007 due to the increases of 21.7% and 17.5% in long distance and local revenues, respectively.

In the third quarter, costs and expenses increased 48.6%, reflecting increases of 82.3% in commercial, administrative and general expenses for the integration of the acquired cable TV companies and 28.3% in transport and interconnection costs. EBITDA (1) totaled 4.4 million New Soles, producing a margin of 5.2%.

Argentina

In the quarter, revenues from the operations in Argentina totaled 129.7 million Argentinean pesos, an increase of 26.9% compared with the same period of the previous year, due to increases in revenues from data, long distance and local service of 41.6%, 23.5%, and 6.4%, respectively.

Operating costs and expenses totaled 144.4 million Argentinean pesos in the quarter, an increase of 44.8% due to higher personnel expenses for the integration of Ertach, acquired in 2007; to the increase in advertising expenses to drive new products, and to higher costs related to network maintenance.

In the quarter, EBITDA (1) totaled 11.9 million Argentinean pesos, a decrease of 41.0% compared with the same period of 2007, producing a margin of 9.2%. The operating loss was 14.8 million Argentinean pesos in the quarter compared with operating income of 2.4 million Argentinean pesos in the same period of the previous year.

Income Statements
(2008 million of nominal pesos, 2007 million of Mexican pesos as of December 2007)
			%	9 months	9 months	%
	3Q2008	3Q2007	Inc.	2008	2007	Inc.
Revenues
Local	$2,799	$2,003	39.7	$7,673	$5,658	35.6
Domestic long distance	7,467	6,959	7.3	21,445	20,512	4.5
International long distance	801	916	(12.6)	2,461	2,748	(10.4)
Corporate networks	4,199	3,836	9.5	12,371	11,511	7.5
Internet	1,423	1,147	24.1	3,975	3,228	23.1
Cable TV	806	236	241.5	2,233	560	298.8
Others	2,078	2,016	3.1	6,375	6,122	4.1
Total	19,573	17,113	14.4	56,533	50,339	12.3

Costs and Expenses
Cost of sales and services	2,901	2,493	16.4	8,813	7,043	25.1
Commercial, administrative and general	4,861	3,887	25.1	14,131	11,889	18.9
Transport and interconnection	6,969	5,974	16.7	20,024	17,418	15.0
Depreciation and amortization	2,118	1,970	7.5	6,641	5,910	12.4
Total	16,849	14,324	17.6	49,609	42,260	17.4

Operating income	2,724	2,789	(2.3)	6,924	8,079	(14.3)

Other (revenues) and expenses, net	57	150	(62.0)	124	90	37.8

Comprehensive financing cost
Net interest	21	141	(85.1)	(120)	360	NA
Exchange loss (gain), net	880	135	551.9	858	697	23.1
Monetary gain, net	-	(52)	NA	-	(148)	NA
Total	901	224	302.2	738	909	(18.8)

Equity in results of affiliates	24	318	(92.5)	437	750	(41.7)

Income before income tax	1,790	2,733	(34.5)	6,499	7,830	(17.0)

Income tax	624	719	(13.2)	2,104	2,167	(2.9)

Income before equity in minority interest	1,166	2,014	(42.1)	4,395	5,663	(22.4)

Minority interest	(10)	(85)	(88.2)	(112)	(301)	(62.8)

Majority net income	$1,156	$1,929	(40.1)	$4,283	$5,362	(20.1)

EBITDA (1)	$4,842	$4,759	1.7	$13,565	$13,989	(3.0)

EBITDA margin (%)	24.7	27.8	(3.1)	24.0	27.8	(3.8)
Operating margin (%)	13.9	16.3	(2.4)	12.2	16.0	(3.8)

Balance Sheets
(2008 million of nominal pesos, 2007 million of Mexican pesos as of December 2007)

		September		September
		2008		2007
Assets
Cash and short-term investments	Ps.	6,599	Ps.	10,487
Other current assets		23,507		26,560
Plant, property and equipment, net		51,269		48,569
Other assets		15,926		13,129
Goodwill		15,879		13,724
Deferred taxes		4,976		8,454

Total assets	Ps.	118,156	Ps.	120,923

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	4,902	Ps.	2,772
Other current liabilities		21,220		26,448
Long-term debt		10,001		13,466
Employee benefits		2,306		2,609

Total liabilities		38,429		45,295
Stockholders' equity
Majority stockholders' equity		77,240		72,948
Minority interest		2,487		2,680
Total stockholders' equity		79,727		75,628
Total liabilities and stockholders' equity	Ps.	118,156	Ps.	120,923

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Complementary notes to financial statements

(Thousands of Mexican Pesos)

RECOGNITION TO THE EFFECTS OF INFLATION

Since January 1, 2008, Mexican FRS B-10 "Effects of Inflation", replaced Mexican accounting Bulletin B-10 "Accounting Recognition of the Effects of Inflation on Financial Information". Based on Mexican FRS B-10, the economic environment in Mexico in 2008 has been qualified as non-inflationary, due to inflation in the preceding three fiscal years was less than 12%. Therefore, during 2008 the effects of inflation on financial information were not recognized, keeping the recognition of the effects of inflation up to December 31, 2007.

Also based on Mexican FRS B-10, in 2008 the total result from holding non-monetary assets, net from deferred taxes, and the accumulated deficit from monetary position, were reclassified to retained earrings.

BALANCE SHEET

S 87 OTHERS

This item is represented by the inventories for telephone plant operation, which are valued by the average cost method.

S 58 OTHER CURRENT LIABILITIES

As of September 30, 2008, this item rose to Ps. 17,963,695 and is comprised as follows:

2008

Accounts payable $ 11,455,959

Other accrued liabilities 2,450,315

Deferred credits 4,057,421

S 40 CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES

This item is represented by other capital contributions, since there is no a specific caption for this issue.

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

On July 9, 2008 the Annual Ordinary Shareholders' Meeting approved the funds authorized to repurchase its own shares in the maximum amount of Ps. 10,000,000.

From July 10 through September 30, 2008, the Company acquired 393.8 million L shares for Ps. 2,737,703 and 0.6 million A shares for Ps. 3,885.

The Company' s repurchased shares are applied to unappropiated retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), affecting the actual inventory turnover rate.

RECLASIFICATIONS

Certain figures of the 2007 financial statements have been reclassified to conform its presentation with the one used for the year 2008.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %
Consertel, S.A. de C.V.	Intermediate holding company	106,419,052,434	100.00
Soporte de Servicios Integrados Latam S.A. de C.V.	Human resources services	50,000	100.00
Latam Servicios Integrales S.A. de C.V.	Human resources services	50,000	100.00
Soporte Comercial de Latam negocios S.A. de C.V.	Leasing services	50,000	100.00
Anuncios en Directorios, S.A. de C.V.	Producer of yellow and white pages directories in México	379,081,852	100.00
Metrored Holdings S. R. L.	Intermediate holding company of provides of telecomunications services in Argentina	639,447,235	95.45
Arrendadora de Servicios de Telecomunicaciones S.A.	Leasing services	83,735,200	100.00
Telmex Chile Holding S.A.	Intermediate holding company in Chile	232,995,076,159	100.00
Telmex TV. S.A.	Provider of satellite television and Internet access services in Chile	10,000	100.00
Telmex Perú S. A.	Provider of telecommunications services to corporate customers in Perù.	6,825,416	100.00
Creo Sistemas S.A.C.	Provider of software services	193,084	100.00
Embratel Participações, S.A.	Intermediate Holding company of domestic and international long distance, local and data services providers in Brazil	988,347,896,301	97.98
Telmex Colombia S. A.	Provider of telecommunications services to corporate customers in Colombia	254,544,948	100.00
Superview Telecomunicaciones, S.A.	Cable television provider in Colombia	59,305,395	99.61
Telmex Hogar, S.A.	Provider of cable television and Internet services in Colombia	6,803,924	100.00
Ecuadortelecom, S. A.	Provider of telecommunications services in Ecuador	1,000,000	100.00
Network and Operation S.A.	Network leasing	772,543	100.00
Cablecaribe, S.A.	Network leasing	87,398	100.00
Megacanales, S.A.	Producer of cable television content	152,064	100.00
The Now Operation, S.A.	Editor of cable television programming magazine in Colombia	100,253	100.00
Sección Amarilla USA. LLC	Producer of yellow and white pages directories in USA	80	80.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
Net Serviços de Comunicação, S.A.	Provider of cable television	119,050,117	34.44	5,651,398	5,733,362
Otras					25,406

TOTAL INVESTMENT IN ASSOCIATES				5,651,398	5,758,768
OTHER PERMANENT INVESTMENTS					1,614
T O T A L				5,651,398	5,760,382

NOTES:

The 34.4% corresponds to the Telmex Internacional' s indirect interest in Net Serviços de Comunicação, S.A. (Net); the direct and indirect interest of Embratel Participações, S.A. in Net at September 30, 2008 is 35.15%.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
Banco Interamericano de Desarrollo (2)	Y	19/04/07	15/05/12	4.83	0	0	0	0	0	0		462,510	925,020	925,020	925,020
CAF Santander (2)	Y	07/07/06	07/07/11	5.07	0	0	0	0	0	0		282,748	565,496	565,495
EDC (2)	Y	21/11/06	21/11/11	4.88	0	0	0	0	0	0	134,899	134,899	269,798	269,797	134,898
BNP Paribas - Star One (3)	Y	13/08/03	30/11/13	4.00	0	0	0	0	0	0	279,339	279,339	558,677	558,678	558,678	692,165
Eximbank (3)	Y	23/08/00	25/05/10	6.64	0	0	0	0	0	0	36,124	36,124	72,250
Others (2)	Y	13/08/03	28/11/13	5.36	0	0	0	0	0	0	9,605	9,605	154,108	154,108	154,108	163,713
SECURED DEBT
COMMERCIAL BANK
Brasil:
Banco IBM (3)	Y	15/12/06	15/12/12	6.50	0	0	0	0	0	0	40,470	40,470	80,939	80,939	80,939	40,470
Banco IBM (2)	Y	22/09/06	24/09/12	5.16	0	0	0	0	0	0		89,933	89,932	89,933	89,932
ABN AMRO (2)	Y	04/11/05	15/10/09	5.08	0	0	0	0	0	0	107,919		107,919
Societe Generale (2)	Y	04/11/05	04/11/10	5.33	0	0	0	0	0	0	77,085	77,085	154,170	77,085
Societe Generale (3)	Y	26/10/98	01/09/10	6.56	0	0	0	0	0	0		46,515	46,514
Others (4)	Y	08/12/04	15/01/10	11.16	0	0	0	0	0	0	482	793	353
Chile:
Others (3)	Y	31/05/01	10/06/16	13.22	0	0	0	0	0	0	9,525	36,295	206,002	228,066	144,362	4,391
Others (3)	Y	01/01/05	29/03/13	4.52	0	0	0	0	0	0	12,745	30,992	38,376	35,646	27,986	13,059
Others leasing (3)	Y	01/09/02	01/07/27	17.99	0	0	0	0	0	0	414	22,001	10,466	10,626	11,481	111,231
Colombia:
Others (5)	Y	01/10/06	01/09/13	13.38	0	0	0	0	0	0	13,503	40,507	54,010	54,010	54,010	54,012
Others (3)	Y	01/09/07	19/03/09	13.13	0	0	0	0	0	0		81,329
PNC (2)	Y	30/06/04	02/03/09	6.48	0	0	0	0	0	0	795
others leasing (5)	Y	02/01/06	01/08/14	14.78	0	0	0	0	0	0	10,156	29,144	38,521	46,067	52,536	123,171
Argentina:
Others (3)	Y	22/07/04	22/01/09	14.00	0	0	0	0	0	0	1,891	616
Others (2)	Y	01/11/05	10/09/10	5.70	0	0	0	0	0	0	83,129	44,488	28,928	1,690
Peru:
Others leasing (3)	Y	18/09/00	01/06/11	7.00	0	0	0	0	0	0	2,312	8,990	8,322	36,481
Others (3)	Y	01/07/07	04/05/13	5.95	0	0	0	0	0	0	1,661	396,028	6,380	6,463	6,550	2,466

OTHER
TOTAL BANKS					0	0	0	0	0	0	822,054	2,150,411	3,416,181	3,140,104	2,240,500	1,204,678

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
Brasil:
DEUTSCHE BANK (3)	Y	03/12/03	19/12/08	11.00	0	0	0	0	0	0	1,929,052

SECURED DEBT

PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	0	0	0	0	0	1,929,052	0	0	0	0	0

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST	N/A				3,128,256						17,492,753
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					3,128,256	0	0	0	0	0	17,492,753	0	0	0	0	0

TOTAL					3,128,256	0	0	0	0	0	20,243,859	2,150,411	3,416,181	3,140,104	2,240,500	1,204,678

 NOTES:

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

  Three month Libor plus margin
  Six month Libor plus margin
  Fixed Rate
  TJPL Rate*
  DTF Rate**

B.- The following rates were considered:

- Libor at 3 months in US dollars is equivalent to 4.0525 at September 30, 2008

- Libor at 6 months in US dollars is equivalent to 3.9813 at September 30, 2008

- TJPL rate* is equivalent to 6.2500 at September 30, 2008

- DTF rate** is equivalent to 9.6100 at September 28, 2008

C.- The suppliers' Credits are reclassified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at September 30, 2008 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	1,241,855	10.7919

E.- Liabilities in other foreign currency are equivalent to P.S. 1,501,006 thousand Mexican pesos.

*Brazilian Local Rate

**Colombian Leader rate

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	267,918	2,891,346	2,192,245	23,658,493	26,549,839

LIABILITIES	1,530,664	16,518,765	1,734,384	18,717,298	35,236,063
SHORT-TERM LIABILITIES	725,945	7,834,321	1,610,878	17,384,433	25,218,754
LONG-TERM LIABILITIES	804,719	8,684,444	123,506	1,332,865	10,017,309

NET BALANCE	(1,262,746)	(13,627,419)	457,861	4,941,195	(8,686,224)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (USD)	10.7919
EURO	15.7385
Argentinean Peso	3.4745
Colombian Peso	0.0050
Chilean Peso	0.0200
Peruvian Peso	3.6251
Brazilian Real	5.6375

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

TOTAL					0

FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN

NOTES:

Not applicable

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

---

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the restriction of the sale of an important part of assets, among others.

Some financial instruments of Embratel are subject to anticipated maturity or repurchase at the option of the holders, if there is a change in control, as defined in the respective instruments. The definition of change of control varies form instrument to instrument; however, no change in control shall be considered to have occurred as long as long as Carso Global Telecom, S.A.B. de C.V. (Telmex Internacional' s holding company) or its current stockholders continue to hold the majority of Embratel' s voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At September 30, 2008, the Company has complied with such restrictive covenants.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

NOTES :

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
YELLOW PAGES	0	4,216,586
OTHERS	0	1,433,771
FOREIGN SALES
LOCAL SERVICE	0	7,672,645
LONG DISTANCE SERVICES	0	23,906,269
INTERCONNECTION	0	723,950
CORPORATE NETWORKS	0	12,370,995
INTERNET	0	3,975,236
TV DE CABLE	0	2,233,443
TOTAL		56,532,895

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT

FOREIGN SUBSIDIARIES
LOCAL SERVICE	0	7,672,645
LONG DISTANCE SERVICE	0	23,906,269
INTERCONNECTION	0	723,950
CORPORATE NETWORKS	0	12,370,995
INTERNET	0	3,975,236
OTHERS	0	2,233,443
TOTAL		50,882,538

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.00818244	0	420,934,022	0	0	420,934,022	3,444	0
AA	0.00818244	0	8,114,596,082	0	8,114,596,082	0	66,397	0
L	0.00818244	0	10,015,408,956	0	0	10,015,408,956	81,951	0
TOTAL			18,550,939,060	0	8,114,596,082	10,436,342,978	151,792	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,550,939,060

NOTES:
The nominal value per share is $0.0081824375 MXN

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

ITEM	Thousand of Mexican Pesos
	3rd. Quarter 08 Jul-Sep	% of Advance	Amount used 2008	Budget 2008	% of Advance

LATINOAMERICA	2,071,284	20.7	5,951,477	10,021,048	59.4
EMBRATEL	3,884,568	46.6	8,161,763	8,339,110	97.9

TOTAL INVESTMENT TELMEX INTERNACIONAL	5,955,852	32.4	14,113,240	18,360,158	76.9

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

---

Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations. (Information related to Bulletin B-15).

In November 2007, the CINIF issued Mexican FRS B-15, Foreign Currency Translation, which is effective for years beginning on or after January 1, 2008. This standard replaces the previous Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations.

Since Mexican FRS B-15 includes the concepts of recording currency, functional currency and reporting currency, the standard eliminates the concept of integrated foreign operations and foreign entity established in Mexican accounting Bulletin B-15.

The recording currency is defined as that currency in which accounting records are kept. Functional currency is the currency in which cash flows are generated and the reporting currency is that in which the financial statements are presented.

Derived from the adoption of the aforementioned concepts, this standard also establishes new procedures for translating the financial statements of foreign operations, from the recording currency into the functional currency, and from the functional currency into the reporting currency.

Under FRS B-15, the first step in the translation of foreign operations is to determine the functional currency, which is usually the currency of the primary economic environment in which the foreign operation is located. However, the functional currency may in some cases differ from the local currency or recording currency, which occurs when these currencies do not represent the currency in which cash flows of foreign operations are expressed.

If the functional currency differs from the recording currency, the financial statements must be translated into their functional currency, as follows: i) monetary assets and liabilities by applying the exchange rates at the balance sheet date; ii) non-monetary assets and liabilities, as well as stockholders' equity accounts, at the historical exchange rate; and iii) revenues, costs and expenses at the historical exchange rate, except for the effects of non-monetary assets and liabilities on results of operations of the period, such as depreciation and cost of sales, which must be translated at the historical exchange rate used in the translation of the corresponding balance sheet item. Translation differences shall be carried directly to the income statement.

Once the financial statements have been expressed in the functional currency, they must be translated into the reporting currency by applying: i) the exchange rates at the balance sheet date to all asset, liability and stockholders' equity accounts and ii) the historical exchange rate to revenues, costs and expenses. Any difference resulting from the translation or consolidation processes or from applying the equity method, must be recognized as a cumulative translation adjustment as part of other comprehensive income items in stockholders' equity.

This procedure is applicable to operations carried out in a non-inflationary environment. For foreign operations are carried out in an inflationary environment, Mexican FRS B-15 requires that the effects of inflation on financial information be recognized prior to translation and in conformity with Mexican accounting Bulletin B-10, using the price index of the country in which the operations are carried out.

Once the effects of inflation on financial information have been recognized in the recording currency: i) asset, liability and stockholders' equity accounts must be translated using the prevailing exchange rate at the balance sheet date; ii) income statement accounts must be translated at the exchange rate at the balance sheet date; and iii) differences resulting from the translation or consolidation processes or from applying the equity method must be recognized as a cumulative translation adjustment as part of other comprehensive income items in stockholders' equity.

Mexican FRS B-15 establishes that the preparation of comparative financial statements must take into account the economic environment of the reporting entity. If the entity operates in a non-inflationary economic environment, the financial statements from prior years included for comparative purposes shall be presented as originally issued; however, if the reporting entity operates in an inflationary economic environment, the financial statements included for comparative purposes must be presented in Mexican pesos with purchasing power at the latest balance sheet date.

At the date of the issuance of these financial statements, management is evaluating what effect the observance of this accounting pronouncement will have on the Company' s results of operations and financial position. Such effects are expected to be material.

Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the date of the related transactions. Foreign-currency-denominated-assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such sate to the time foreign-currency-denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

---

ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELMEX INTERNACIONAL, S.A.B. DE C.V. INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 52 44 03 67 www.telmexinternacional.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TIN 071226KDA INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F.

OFFICERS INFORMATION
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD CARLOS SLIM DOMIT PASEO DE LAS PALMAS No. 736 COL. LOMAS DE CHAPULTEPEC 11000 MEXICO, D.F. 53 25 98 03 slimc@sanborns.com.mx
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER C.P. OSCAR VON HAUSKE SOLÍS INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2461 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 81 52 ovonhaus@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ACT. GONZALO LIRA CORIA INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2451 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 30 13 glcoria@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF CORPORATE INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. EDUARDO ALVAREZ RAMIREZ DE ARELLANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 eara@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	INVESTOR INFORMATION RESPONSIBLE INVESTORS RELATIONS SUPERVISOR LIC. JUAN ANTONIO PEREZ SIMON GONZALEZ INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 55 35 27 90 japsgonz@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF THE BOARD OF DIRECTORS

SECRETARY OF THE BOARD OF DIRECTORS

LIC. RAUL HUMBERTO ZEPEDA RUIZ

PASEO DE LAS PALMAS 736 COL. LOMAS DE CHAPULTEPEC

11000

MEXICO, D.F.

52 23 32 00

rzepedar@inbursa.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPOSIBLE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

BOARD PROPIETORS	ING.	JAIME	CHICO	PARDO
BOARD PROPIETORS (INDEPENDENT)	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS	LIC.	ARTURO	ELIAS	AYUB
BOARD PROPIETORS (INDEPENDENT)	MBA.	ROBERTO	KRIETE	AVILA
BOARD PROPIETORS (INDEPENDENT)	C.P.	FRANCISCO	MEDINA	CHAVEZ
BOARD PROPIETORS (INDEPENDENT)	MBA.	JORGE ANDRES	SAIEH	GUZMAN
BOARD PROPIETORS	ING.	FERNANDO	SOLANA	MORALES
BOARD PROPIETORS (INDEPENDENT)	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD PROPIETORS	C.P.	OSCAR	VON HAUSKE	SOLIS
BOARD PROPIETORS (INDEPENDENT)	SR.	ERICK D.	BOYER
BOARD PROPIETORS (INDEPENDENT)	SR.	RAYFORD	WILKINGS, JR

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	RAUL HUMBERTO	ZEPEDA	RUIZ

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2008.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. Third Quarter 2008.